UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

DORAL ENERGY CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

258114 10 7
(CUSIP Number)

J. WARREN HANSON
PO Box 1348
Artesia, NM 88211
(575) 746-2262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258114 10 7

1.	Name of Reporting Person: J. WARREN HANSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO (Other)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: NOT APPLICABLE

8.	Shared Voting Power: 6,930,000 SHARES

9.	Sole Dispositive Power: NOT APPLICABLE

10.	Shared Dispositive Power: 6,930,000 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,930,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 6.5%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 258114 10 7

1.	Name of Reporting Person: KATHIE A. HANSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO (Other)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: NOT APPLICABLE

8.	Shared Voting Power: 6,930,000 SHARES

11.	Sole Dispositive Power: NOT APPLICABLE

12.	Shared Dispositive Power: 6,930,000 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,930,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

15.	Percent of Class Represented by Amount in Row (11): 6.5%

16.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 258114 10 7

ITEM 1.           SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Doral Energy Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 111 N. Sepulveda Blvd., Suite 250, Manhattan Beach, CA 90266.

ITEM 2.           IDENTITY AND BACKGROUND

A.	Names of Persons filing this Statement:

J. WARREN HANSON and KATHIE A. HANSON (the “Reporting Persons”)

B.	Residence or Business Address:

The residential address of the Reporting Persons is R 342 S. Haldeman Road, Artesia, NM 88211.

C.	Present Principal Occupations and Employment:

The Reporting Persons are retired.

D.	The Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Persons are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 29, 2008, the Reporting Persons sold a working interest in 66 producing oil fields and 186 wells in and around Eddy County, New Mexico (the “Eddy County Properties”) to the Issuer. The sale of the Eddy County Properties to the Issuer was completed pursuant to the terms of the Purchase and Sale Agreement dated April 25, 2008, as amended on July 17, 2008, (the “Hanson Energy Agreement”).

Under the terms of the Hanson Energy Agreement, the Reporting Persons transferred to the Issuer all of their right, title and interest in and to the Eddy County Properties, together with all of their right, title and interest in and to the lands, wells and hydrocarbons associated with the Eddy County Properties, excluding an overriding royalty interest of 2.5% on 4 of the 66 properties sold to the Issuer that were previously registered in favor of the Reporting Persons, and to the oil and gas sales contracts related thereto (collectively, the “Assets”). As consideration for the Assets, the Issuer paid to the Reporting Persons the following consideration (collectively, the “Purchase Price”):

(a)	An aggregate of $5,000,000 in cash; and

CUSIP No. 258114 10 7

(b)	An aggregate of 6,930,000 shares of the Issuer’s common stock.

In addition, the Issuer issued a total of 70,000 shares of its common stock to certain business associates of the Reporting Persons.

ITEM 4.           PURPOSE OF TRANSACTION

As of the date hereof, except as otherwise disclosed above, neither of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of July 31, 2008, the Reporting Persons beneficially own the following securities of the Issuer:

Name	Class of Securities	Number of Securities	Percentage of Class(1)
J. Warren Hanson	Common Stock	6,930,000(2)	6.5%
Kathie A. Hanson	Common Stock	6,930,000(2)	6.5%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise

CUSIP No. 258114 10 7

has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. Applicable percentage of ownership is based on 107,087,500 common shares outstanding as of July 31, 2008, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)	The 6,930,000 shares of the Issuer’s common stock issued to the Reporting Persons described in Item 3 above are held jointly by the Reporting Persons.

(b)	Power to Vote and Dispose of the Issuer Shares:

Each of the Reporting Persons may vote or dispose of, or direct the voting or disposition of, each of the shares listed as beneficially owned by them.

(c)	Transactions Effected During the Past 60 Days:

Except for the purchase of the shares described under Item 3, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1.	Written Agreement of J. Warren Hanson and Kathie A. Hanson relating to the filing of joint acquisition statements as required by Rule 13d-1(k).

CUSIP No. 258114 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2008
Date

/s/ J. Warren Hanson
Signature

J. WARREN HANSON
Name/Title

August 29, 2008
Date

/s/ Kathie A. Hanson
Signature

KATHIE A. HANSON
Name/Title

4510\10-SEC InsiderRpts\Hanson, J Warren + Kathie\Schedule 13D.2008-07-29_Hansons.v1.doc

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Doral Energy Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 29th day of August, 2008.

By:	/s/ J. Warren Hanson
Name:	J. WARREN HANSON

By:	/s/ Kathie A. Hanson
Name:	KATHIE A. HANSON